Exhibit 99.81

Execution Copy

VOTING AGREEMENT

THIS AGREEMENT is made as of the 23rd day of June, 2008.

BETWEEN:

THE PERSONS LISTED ON SCHEDULE A HERETO (collectively, the “Shareholders” and each individually a

“Shareholder”)

-and-

0828275 B.C. LTD., a corporation existing under the laws of British Columbia (Canada) (the “Subco”)

-and-

HUDBAY MINERALS INC., a corporation existing under the laws of Canada (the “Parent”)

WHEREAS each Shareholder is the registered and/or direct or indirect beneficial owner of the issued and outstanding common shares in the capital of Skye Resources Inc. (“Skye”) set forth opposite such Shareholder’s name on Schedule A hereto;

AND WHEREAS each Shareholder understands that the Subco, the Parent and Skye are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein) providing for the Arrangement (as defined herein);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of each Shareholder (i) to vote its Shareholder Shares (as defined herein) or cause the same to be voted in favour of the Arrangement Resolution (as defined herein) and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS each Shareholder acknowledges that (i) the Subco and the Parent would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by such Shareholder;

AND WHEREAS the foregoing recitals are made by a Shareholder only with respect to itself and its Shareholder Shares and, for greater certainty, are not made in relation to any other Shareholder or any other Shareholder Shares;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Parent or any of its affiliates) after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Skye and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Skye and its subsidiaries; or (b) 20% or more of any voting or equity securities of Skye or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Skye and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Skye; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Skye or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Arrangement Agreement and the Plan of Arrangement attached thereto, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement attached thereto or made at the direction of the Court in the Final Order with the consent of Skye and Parent, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated the date hereof between the Subco, the Parent and Skye, a true copy of which is attached hereto as Schedule B, as it may be amended from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Skye Shareholders approving the Plan of Arrangement to be considered at Skye Meeting, to be substantially in the form and content of Schedule B to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Court” means the Supreme Court of British Columbia;

“DSU” means the deferred share units granted pursuant to the Deferred Share Unit Plan of Skye, as approved by Skye Shareholders on May 17, 2007 as amended as of May 2, 2008;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Final Order” means the final order of the Court pursuant to section 291 of the BCBCA, in a form acceptable to both Skye and Parent, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Skye and Parent, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Skye and Parent, each acting reasonably) on appeal;

“Interim Order” means the interim order of the Court, in a form acceptable to both Skye and Parent, acting reasonably, providing for, among other things, the calling and holding of Skye Meeting, as the same may be amended by the Court with the consent of Skye and Parent, each acting reasonably;

“Option” means an option to purchase Shares granted under the Stock Option Plan;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Skye and the Subco, each acting reasonably;

“PSU” means the Skye performance share units granted pursuant to the Performance Share Unit Plan of Skye, as approved by Skye Shareholders on May 17, 2007, as amended as of May 2, 2008;

“Shareholder Shares” means all Shares and all other securities of Skye including, but not limited to, Options, DSUs, PSUs and Warrants owned by the Shareholder, including (i) all Shares issuable upon the exercise of Options, DSUs, PSUs or Warrants owned by the Shareholder, and (ii) all securities of Skye or of any holding body corporate for securities issued by Skye, issued or acquired in lieu of or in replacement for or in consideration of all or any of such Shares, Options, DSUs, PSUs or Warrants or any interest in the Shareholder;

“Shares” means common shares of Skye;

“Skye Meeting” means the special meeting of Skye Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Stock Option Plan” means the stock option plan of Skye, as approved by Skye Shareholders on February 28, 2003, as amended and restated June 19, 2008; and

“Warrants” means the warrants to purchase Shares governed by the warrant indenture dated October 26, 2007 made between Skye and CIBC Mellon Trust Company as warrant agent.

1.2	Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined in section 1.1 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.3	Schedules

The following Schedules attached hereto constitute an integral part of this Agreement:

Schedule A	-	List of Shareholders and Shareholder Shares

Schedule B	-	Arrangement Agreement

ARTICLE 2

COVENANTS OF PARENT AND THE SUBCO

2.1	Obligations under Arrangement Agreement

Each of the Subco and the Parent hereby covenants and irrevocably agrees in favour of the Shareholder that each of the Subco and the Parent will comply with its respective obligations set forth in the Arrangement Agreement and will not amend or waive any provision under the Arrangement Agreement to provide for lesser consideration per Share under the Arrangement or in any respect that is material and adverse to the interests of the Shareholder without the prior written consent of the Shareholder; provided that the Subco and the Parent may, without such consent, amend the terms of the Arrangement (A) to increase the consideration (or the value of the consideration) under the Arrangement, or (B) to extend the Effective Date to a date not later than the Outside Date, or (C) to the extent that they have the power to do so, to waive any condition of the Arrangement and/or Arrangement Agreement.

ARTICLE 3

COVENANTS OF THE SHAREHOLDER

3.1	General

Each of the Shareholders severally, and not jointly or jointly and severally, hereby covenants and irrevocably agrees in favour of the Subco and the Parent that, from the date hereof until the earlier of (i) the Effective Date and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, such Shareholder will:

(a)

not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Shareholder or any of its subsidiaries (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Parent or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(b)	immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal;

(c)	promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Subco and the Parent, at first orally and then in writing, in the event it or its Representatives receives or becomes aware of an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and the Shareholder will include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. The Shareholder will also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Parent may reasonably request. The Shareholder will keep Parent fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Parent with respect thereto;

(d)	not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey any Shareholder Shares, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

(e)	not grant or agree to grant any proxy or other right to vote any Shareholder Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to the Shareholder Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(f)	not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement;

(g)	not vote or cause to be voted any Shareholder Shares in respect of any proposed action by Skye or its shareholders or affiliates or any other Person in a manner which might reasonably be regarded as likely to prevent or delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and this Agreement;

(h)	irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

(i)	in the event that any transaction other than the Arrangement is presented for approval of or acceptance by the securityholders of Skye, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Shares;

(j)	hereby agree that any securities of Skye purchased by the Shareholder in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Shares; and

(k)	take all such steps as are necessary or advisable to ensure that at the Effective Time, its Shareholder Shares will be held by such Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders agreement, voting trust or other agreement affecting such Shareholder Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shares;

provided however that nothing in this Section 3.1 will prevent the Shareholder, if the Shareholder is a director or officer of Skye and solely in his or her capacity as such director or officer, from acting in accordance with the exercise of his or her capacity as such director or officer, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Skye, if such action is required in order for the Shareholder to fulfill his or her fiduciary duty as a director and/or officer of Skye and provided that the board of directors of Skye has first obtained the written advice of legal counsel that such action is required by applicable Laws.

3.2	Voting of the Shareholder Shares in Favour of the Arrangement Resolution

Each Shareholder hereby agrees with the Subco that it will, on or before the fifth Business Day prior to Skye Meeting, duly complete and cause forms of proxy in respect of all of the Shareholder Shares, and any other documents required in accordance with the Arrangement, to be validly delivered in support of the Arrangement Resolution, and will not withdraw the forms of proxy except as expressly otherwise provided in this Agreement.

3.3	Reorganization of the Shareholder

Each Shareholder shall have the right directly or indirectly to take such actions as are necessary or desirable to reorganize its capital, assets and structure as the Shareholder may reasonably determine including, without limitation, transferring some or all of the Shareholder Shares to one or more of its partners or any other Person and winding up or otherwise ceasing to exist; provided, however, that no such reorganization will be undertaken unless each Person who receives any Shareholder Shares currently owned by the Shareholder enters into a counterpart of this Agreement in relation to such shares and agrees to be bound hereby in place of the Shareholder in relation to such shares to the same extent as the Shareholder is bound hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Shareholder

Each of the Shareholders, hereby severally, and not jointly or jointly and severally represents and warrants to and covenants with the Subco and the Parent as follows, and acknowledges that the Subco and the Parent are relying upon such representations, warranties and covenants in entering into this Agreement

(a)	Incorporation; Authorization. If such Shareholder is a corporation or other legal entity, such Shareholder is a subsisting corporation or other entity under the laws of its incorporating jurisdiction. Such Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations under this Agreement. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding agreement enforceable by the Subco and the Parent against such Shareholder in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(b)	Ownership of Shares and Other Securities. Such Shareholder is, and, subject to Section 3.3, will be immediately prior to the Effective Date, the direct or indirect beneficial owner of the Shareholder Shares, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever. Such Shareholder is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement.

(c)	No Agreements. No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of such Shareholder’s Shareholder Shares, or any interest therein or right thereto, except pursuant to this Agreement.

(d)	Voting. Other than pursuant to this Agreement, none of such Shareholder s Shareholder Shares is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(e)	Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation.

(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against such Shareholder or any of its affiliates that would adversely affect in any manner the ability of such Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares and there is no judgment, decree or order against such Shareholder that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Shares.

(g)	No Other Securities. The only securities of Skye beneficially owned or controlled, directly or indirectly, by such Shareholder are its Shareholder Shares and except in the case of Mr. Colin Benner and except in the case of directors with respect to DSUs, in each case is disclosed in the Arrangement Agreement, such Shareholder has no other agreement or option, or right or privilege (whether by law, pre emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Shareholder or transfer to such Shareholder of additional securities of the Company.

4.2	Representations and Warranties of the Subco and the Parent

Each of the Subco and the Parent hereby represents and warrants to each Shareholder as follows, and acknowledges that each Shareholder is relying upon such representations, warranties and covenants in entering into this Agreement

(a)	it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement by the Subco and the Parent and the consummation by the Subco and the Parent of the transactions contemplated hereunder have been duly authorized by the board of directors or similar authority of the Subco and the Parent and no other internal proceedings on the part of the Subco or the Parent are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Subco and the Parent and constitutes a legal, valid and binding agreement enforceable by the Shareholder against the Subco and the Parent in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. Each of the Subco and the Parent is not a party to, bound or affected by or subject to, any charter or by-law, contract, provision, statute, regulation, judgment, order, decree or law which would in any material respect be violated, contravened, breached by, or under which any material default would occur as a result of, the execution and delivery of this Agreement or the consummation of any of the transactions provided for in this Agreement; and

(c)	no consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by the Subco or the Parent in connection with the execution and delivery of this Agreement by the Subco and the Parent, except as provided in the Arrangement Agreement.

ARTICLE 5

TERMINATION

5.1	Termination by Parent or the Subco

Each of the Subco and the Parent, when not in material default in the performance of its obligations under this Agreement or the Arrangement Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a)	any of the representations and warranties of the Shareholder under this Agreement shall not be true and correct in all material respects;

(b)	the Shareholder shall not have complied with its covenants to the Subco contained in this Agreement in all material respects;

provided, however, that such termination shall be without prejudice to any rights which Subco or the Parent may have as a result of any default by the Shareholder prior to such termination.

5.2	Termination by the Shareholder

The Shareholder, when not in material default in its performance of its obligations under this Agreement, may, without prejudice to any of its rights hereunder and in its sole discretion, terminate this Agreement by written notice to the Subco if:

(a)	any of the representations and warranties of the Subco or the Parent under this Agreement shall not be true and correct in all material respects; or

(b)	the Subco or the Parent shall not have complied with its covenants to the Shareholder contained herein in all material respects.

5.3	Automatic Termination

Unless extended by mutual agreement of the Shareholder, on the one hand, and the Subco and the Parent, on the other hand, this Agreement shall automatically terminate on the Outside Date. In addition, this Agreement shall automatically terminate in the event that the Arrangement Agreement is terminated by any party thereto in accordance with its terms.

5.4	Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of the Subco, the Parent and the Shareholder.

5.5	Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 6

GENERAL

6.1	Further Assurances

Each of the Shareholders, the Subco and the Parent will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2	Survival of Representations and Warranties

No investigations made by or on behalf of the Subco, the Parent or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

No investigations made by or on behalf of the Shareholder or any of its authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Subco and/or the Parent herein or pursuant hereto.

6.3	Disclosure

Except as required by applicable laws or regulations or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other which shall not be unreasonably withheld or delayed. Moreover, the parties agree to consult with each other prior to issuing each public announcement or statement with respect to this Agreement, subject to the overriding obligations of applicable laws or regulations. The Parties acknowledge that the terms of this Agreement will be publicly disclosed.

6.4	Assignment

Subject to prior written notice to each Shareholder, the Subco and/or the Parent may assign all or part of its rights under this Agreement to a direct or indirect wholly owned subsidiary of Parent, but, if such assignment takes place, the Parent, shall continue to be liable jointly and severally with the assignee for any obligations hereunder. In addition and without limiting Section 3.3, the Shareholder may transfer any of the Shareholder Shares to any of its partners so long as any such partner assumes the obligations of the Shareholder hereunder in relation to such transferred Shareholder Shares. This Agreement shall not be otherwise assignable by any party hereto without the prior written consent of the other party hereto, which consent may not be unreasonably withheld, conditioned or delayed.

6.5	Time

Time shall be of the essence of this Agreement.

6.6	Currency

All sums of money referred to in this Agreement shall mean Canadian funds.

6.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to conflict of laws principles).

6.8	Entire Agreement

This Agreement, including the schedules hereto and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.9	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all of the parties hereto.

6.10	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by telecopier, in the case of:

(a)	the Subco and/or the Parent, addressed as follows:

1 Adelaide Street East
Suite 2501
Toronto, Ontario
M5C 2V9

Attention:	Allen J. Palmiere, Chief Executive Officer
Facsimile:	(416) 362-9967
Email:	Allen.Palmiere@HudBayMinerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 – 40 King Street West
Toronto, Ontario M5H 3C2

Attention:	Paul M. Stein
Facsimile:	(416) 350-6949
Email:	pstein@casselsbrock.com

(b)	the Shareholders at the addresses shown on the attached Schedule A with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Suite 4200, TD Bank Tower

Toronto Dominion Centre

66 Wellington Street West

Toronto, Ontario M5K 1N6

Attention:	John Turner
Facsimile:	(416) 364-7813
Email:	jturner@tor.fasken.com

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery or sending thereof if sent or delivered during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.11	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by any party of any material obligations contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any such breach, any aggrieved party shall be entitled to the remedy of specific performance of such obligations and interlocutory, preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

6.12	Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

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6.13	Counterparts

This Agreement may be executed in one or more counterparts which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of telecopier transmission.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

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SIGNED, SEALED AND	)
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[Redacted]	)		(signed) David Bryson
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	)	Name:	David Bryson

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[Redacted]	)		(signed) C.K. Benner
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	)	Name:	C.K. Benner

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[Redacted]	)		(signed) Cindy Burnett
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[Redacted]	)		(signed) Kevin Clayton
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	)	Name:	Kevin Clayton

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[Redacted]	)		(signed) Andrew John Grant
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	)	Name:	Andrew John Grant

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[Redacted]	)		(signed) Robert Horn
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	)	Name:	Robert Horn
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[Redacted]	)		(signed) Jean-Sébastien Blanchette
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	)	Name:	Jean-Sébastien Blanchette

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[Redacted]	)		(signed) Hugh Brooke Macdonald
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	)	Name:	Hugh Brooke Macdonald

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[Redacted]	)		(signed) Kristen Riddell
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	)	Name:	Kristen Riddell

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[Redacted]	)		(signed) Maria-Luisa Sinclair
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	)	Name:	Maria-Luisa Sinclair

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[Redacted]	)		(signed) Richard G. Killam
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	)	Name:	Richard G. Killam

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[Redacted]	)		(signed) Terry A. Lyons
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	)	Name:	Terry A. Lyons
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[Redacted]	)		(signed) David S. Smith
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	)	Name:	David S. Smith

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[Redacted]	)		(signed) Ron S. Simkus
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	)	Name:	Ron S. Simkus

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[Redacted]	)		(signed) David Neudorf
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	)	Name:	David Neudorf
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[Redacted]	)		(signed) David McIntyre
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	)	Name:	David McIntyre

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[Redacted]	)		(signed) Sheila O’Brien
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	)	Name:	Sheila O’Brien

)
SIGNED, SEALED AND	)
DELIVERED in the presence of:	)
)
)
[Redacted]	)		(signed) W.G. Bacon
Name: [Redacted]	)	Print
	)	Name:	W.G. Bacon

0828275 B.C. LTD.

By:	(signed) H. Maura Lendon
Name:	H. Maura Lendon
Title:	Vice President & General Counsel

HUDBAY MINERALS INC.

By:	(signed) Allen Palmiere
Name:	Allen Palmiere
Title:	President & CEO

SCHEDULE A

Shareholders

Name of Shareholder	Address of Shareholder	Number of Shares Options, PSUs and DSUs
Bacon, Dr. W. Gordon	[Redacted]	100,000 Options 15,000 DSUs
Benner, Colin K.	[Redacted]	10,000 Shares 475,000 Options
Blanchette, Jean-Sebastien	[Redacted]	Nil
Bryson, David Stewart	[Redacted]	75,000 Options 50,500 PSUs
Burnett, Cindy Lee	[Redacted]	2,200 Shares 20,000 PSUs
Clayton, Kevin	[Redacted]	35,000 PSUs
Grant, Andrew John	[Redacted]	75,000 Options 50,500 PSUs
Horn, Robert A.	[Redacted]	100,000 Options 15,000 DSUs
Killam, Richard Graham	[Redacted]	125,000 Options 20,500 PSUs
Lyons, Terrence A.	[Redacted]	100,000 Options 17,189 DSUs
MacDonald, Hugh Brooke	[Redacted]	900 Shares 165,000 Options 21,700 PSUs
McIntyre, David	[Redacted]	Nil
Neudorf, David Alvin	[Redacted]	26,500 Shares 165,000 Options 121,700 PSUs
O’Brien, Sheila H.	[Redacted]	3,840 Shares 25,000 DSUs
Riddell, Kristen G.	[Redacted]	20,000 PSUs

Name of Shareholder	Address of Shareholder	Number of Shares Options, PSUs and DSUs
Simkus, Ronald S.	[Redacted]	27,189 DSUs
Sinclair, Maria-Luisa	[Redacted]	110,000 Options 20,500 PSUs
Smith, David Stewart	[Redacted]	150,000 Options 15,000 DSUs

SCHEDULE B

Arrangement Agreement